ASML — Summary Consolidated Statements of Operations[1]

	Three months ended,		Six months ended,
	June 30 2003	June 27, 2004	June 30, 2003	June 27, 2004
(Amounts in thousands except per share data)	EUR	EUR	EUR	EUR

Net sales	329,118	616,258	647,160	1,069,743
Cost of sales	256,649[2]	396,716	521,818[3]	704,232[4]

Gross profit on sales	72,469	219,542	125,342	365,511

Research and development costs	77,618	73,732	157,963	148,395
Research and development credits	(4,654)	(5,000)	(9,134)	(9,822)
Selling, general and administrative expenses	54,892	50,297	115,955	98,004
Restructuring expenses	18,042	0	24,485	(5,862)

Total expenses	145,898	119,029	289,269	230,715

Operating income (loss) from continuing
operations	(73,429)	100,513	(163,927)	134,796
Interest expense, net	(9,395)	(4,399)	(16,429)	(8,457)

Income (Loss) from continuing operations before
income taxes	(82,824)	96,114	(180,356)	126,339
Benefits from (provision for) income taxes on
income from continuing operations	28,872	(30,756)	57,715	(40,428)

Net income (loss) from continuing operations	(53,952)	65,358	(122,641)	85,911

Loss from discontinued operations
before income tax	(15,821)	0	(37,657)	0
Benefits from income taxes on discontinued
operations	6,250	0	14,875	0

Net loss from discontinued operations	(9,571)	0	(22,782)	0

Net income (loss)	(63,523)	65,358	(145,423)	85,911
Basic net income (loss) per ordinary share:	(0.13)	0.14	(0.30)	0.18
Diluted net income (loss) per ordinary share:	(0.13)	0.13[5]	(0.30)	0.17[5]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	482,184	483,402	482,183	483,133
Diluted	482,184	511,703[5]	482,183	511,433[5]

1.)	Except for consolidated statements of operations for the year ended December 31, 2003 and balance sheet data as of December 31, 2003, all figures are unaudited.
2.)	Includes loss of EUR 3 million for restructuring charges.
3.)	Includes loss of EUR 5 million for restructuring charges.
4.)	Includes positive adjustment of EUR 3 million for restructuring charges.
5.)	The calculation of the diluted net income per ordinary share assumes conversion of ASML’s 5.50 percent Subordinates Notes due 2010 in accordance with U.S. GAAP accounting standard SFAS No. 128.

ASML — Ratios and Other Data[1]

	Three months ended,		Six months ended,
	June 30, 2003	June 27, 2004	June 30, 2003	June 27, 2004

Gross profit on sales of continuing operations
as a % of net sales	22.0	35.6	19.4	34.2
Operating income (loss) from continuing
operations as a % of net sales	(22.3)	16.3	(25.3)	12.6
Net income (loss) from continuing operations
as a % of net sales	(16.4)	10.6	(19.0)	8.0
Shareholders' equity as a % of total assets	34.4	39.7	34.4	39.7
Sales of new systems (units)	28	57	55	99
Sales of used systems (units)	13	15	19	31
Sales of systems total (units)	41	72	74	130
Backlog Sales of new systems (units)	56	147	56	147
Backlog Sales of used systems (units)	6	27	6	27
Backlog Sales of systems total (units)	62	174	62	174
Number of employees in continuing operations	5,529	5,043	5,529	5,043
Number of employees in discontinued operations	524	--	524	--
Number of employees total	6,053	5,043	6,053	5,043

ASML — Summary Consolidated Balance Sheets[1]

	June 30,	Sept. 28,	Dec. 31,	March 28,	June 27,
	2003	2003	2003	2004	2004
(Amounts in thousands)	EUR	EUR	EUR	EUR	EUR

ASSETS
Cash and cash equivalents	1,249,905	1,103,848	1,027,806	1,152,022	1,235,611
Accounts receivable, net	323,444	301,129	314,495	317,368	396,721
Inventories, net	733,738	675,582	595,017	599,110	591,146
Other current assets	151,650	154,496	207,502	237,919	198,972
Assets held for sale	77,065	76,699	5,007	0	0

Total current assets	2,535,802	2,311,754	2,149,827	2,306,419	2,422,450

Deferred tax asset	360,188	378,636	325,271	335,262	336,059
Other assets	67,445	71,294	30,711	32,274	31,358
Intangible assets	12,940	15,503	14,590	13,660	12,727
Property, plant and equipment	437,120	392,907	347,883	326,135	321,577

Total assets	3,413,495	3,170,094	2,868,282	3,013,750	3,124,171
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	650,767	559,397	673,068	776,389	832,980
Liabilities held for sale	49,518	58,460	13,451	0	0
Convertible subordinated bonds	1,354,464	1,224,018	842,543	862,292	856,038
Long term debt and deferred liabilities	184,497	184,729	198,013	196,280	194,736
Shareholders' equity	1,174,249	1,143,490	1,141,207	1,178,789	1,240,417

Total liabilities and Shareholders' equity	3,413,495	3,170,094	2,868,282	3,013,750	3,124,171

ASML — Summary Consolidated Statements of Cash Flows[1]

	Three months ended,		Six months ended
	June 30, 2003	June 27, 2004	June 30, 2003	June 27, 2004
(Amounts in thousands)	EUR	EUR	EUR	EUR

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations	(53,952)	65,358	(122,641)	85,911
Depreciation and amortization	31,179	24,538	66,462	50,272
Change in tax assets and liabilities	143,647	30,565	104,652	35,184
Change in assets and liabilities	90,563	(26,883)	221,802	31,081

Net cash provided by operating
activities from continuing operations	211,437	93,578	270,275	202,448

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(11,687)	(20,543)	(37,115)	(32,553)
Disposals	13,256	3,006	19,816	17,454

Net cash provided by (used in) investing activities
from continuing operations	1,569	(17,537)	(17,299)	(15,099)

Net cash provided by operating and
investing activities from continuing operations	213,006	76,041	252,976	187,349

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible
subordinated loans, net	371,450	--	371,450	--
Redemption and/or repayment of loans	(305)	(232)	(689)	(536)
Proceeds from share issuance	--	7,364	--	15,042

Net cash provided by financing
activities from continuing operations	371,145	7,132	370,761	14,506

Net cash flow from continuing operations	584,151	83,173	623,737	201,855
Effect of changes in exchange rates on cash	(24,185)	416	(32,266)	5,950
Net cash flow provided by (used in)
discontinued operations	1,642	--	(10,326)	--

Net increase in cash and cash equivalents	561,608	83,589	581,145	207,805

ASML — Quarterly Summary Consolidated Statements of operations[1]

		Three months ended,
	June 30,	Sept. 28,	Dec. 31,	March 28,	June 27,
	2003	2003	2003	2004	2004
(Amounts in millions)	EUR	EUR	EUR	EUR	EUR

ASSETS
Net Sales	329.1	370.0	525.5	453.5	616.2
Cost of Sales	256.6	276.6	375.5	307.5	396.7

Gross profit on sales	72.5	93.4	150.0	146.0	219.5

Research and development costs, net of credits	73.0	61.8	76.1	69.8	68.7
Selling, general and administrative expenses	54.9	50.3	46.3	47.7	50.3
Restructuring expenses	18.0	--	--	(5.8)	--

Total expenses	145.9	112.1	122.4	111.7	119.0

Operating income (loss) from continuing
operations	(73.4)	(18.7)	27.6	34.3	100.5
Interest income (expense), net	(9.4)	(8.4)	(4.3)	(4.1)	(4.4)

Income (loss) from continuing operations before
Income taxes	(82.8)	(27.1)	23.3	30.2	96.1
Provision for income taxes on income from
continuing operations	28.9	9.5	(7.6)	(9.7)	(30.7)

Net income (loss) from continuing operations	(53.9)	(17.6)	15.7	20.5	65.4

Net loss from discontinued operations	(9.6)	(12.9)	0	0	0
Net income (loss)	(63.5)	(30.5)	15.7	20.5	65.4

ASML — Quarterly Summary Ratios and other data[1]

		Three months ended,
	June 30,	Sept. 28,	Dec. 31,	March 28,	June 27,
	2003	2003	2003	2004	2004

Gross profit on sales of continuing operations as
a % of net sales	22.0	25.2	28.5	32.2	35.6
Operating income (loss) from continuing
operations as a % of net sales	(22.3)	(5.1)	5.3	7.6	16.3
Net income (loss) from continuing operations as
a % of net sales	(16.4)	(4.7)	3.0	4.5	10.6
Shareholders' equity as a % of total assets	34.4	36.1	39.8	39.1	39.7
Sales of new systems (units)	28	28	43	42	57
Sales of used systems (units)	13	6	18	16	15
Sales of systems total (units)	41	34	61	58	72
Backlog Sales of new systems (units)	56	80	103	135	147
Backlog of Sales used systems (units)	6	11	21	28	27
Backlog Sales of systems total (units)	62	91	124	163	174
Value of backlog new systems (EUR million)	653	817	946	1,293	1,723
Value of backlog used systems (EUR million)	25	42	47	64	77
Value of backlog systems total (EUR million)	678	859	993	1,357	1,800
Number of employees in continuing operations	5,529	5,218	5,059	5,005	5,043
Number of employees in discontinuing operations	524	408	119	--	--
Number of employees total	6,053	5,626	5,178	5,005	5,043

ASML — Notes to the Summary Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues, income and expenses

ASML distinguishes between revenues from “new” and “proven” technology systems. Revenue for “proven technology” systems is recognized upon shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues on “new technology” systems are deferred until installation and acceptance at the customer’s premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as “new technology,” ASML considers the equipment to be “proven technology”. At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for “proven technology” and recognizes previously deferred revenue.

The fair value of installation services provided to customers is initially deferred and is recognized when installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

‘Safe Harbor’ Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.